SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 08 May 2012

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares
Enclosure 2	Holding(s) in Company
Enclosure 3	Transaction in Own Shares
Enclosure 4	Transaction in Own Shares
Enclosure 5	Transaction in Own Shares
Enclosure 6	Total Voting Rights
Enclosure 7	Transaction in Own Shares
Enclosure 8	Transaction in Own Shares
Enclosure 9	Transaction in Own Shares
Enclosure 10	Transaction in Own Shares
Enclosure11	Transaction in Own Shares
Enclosure12	Total Voting Rights
Enclosure13	Transaction in Own Shares

Enclosure 1

Tuesday 6 March 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 425,585 ordinary shares at a minimum price of  68 pence per share and a maximum price of 208 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 369,355,593 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,781,871,436.

The above figure (7,781,871,436) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	27 February 2012
6. Date on which issuer notified:	28 February 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	10%, 9%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary 5p Shares	815,866,464	815,866,464			771,518,450		9.91%
GB0030913577

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
771,518,450			9.91%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Allianz Global (Frankfurt) - 471,382
Brown Brothers Harriman, New Jersey - 523,189
Bank of Ireland, Dublin - 1,739,496
Bank Austria (Frankfurt) - 91,331
Bank of New York - 621,897,483
Banque Paribas, Frankfurt - 781,849
Banque Paribas, Milan - 321,167
Bank of New York Mellon - 13,467,258
Bank of New York Singapore - 125,000
Boston Safe Deposit - 850,991
Chase Bank - 1,696,550
JP Morgan Chase - 2,618,450
Chase, Frankfurt - 516,359
Citibank, Luxembourg - 4,102,078
DGZ Deka Bank (Frankfurt) - 171,380
Erste Group Bank, Austria - 416,936
Feta Investors Services LU - 241,060
HSBC Bank plc, London - 13,585,585
ING-BHF Bank, Frankfurt - 81,910
Japan Trustee Services Bank - 781,328
Mellon Bank , Pittsburgh - 189,698
B.Metzler seel.Sohn & Co.KG, Frankfurt - 292,265
Morgan Stanley, London - 43,549
Master Trust Bank JP - 74,539
National Custody Services - 298,930
Societe Generale FR - 295,549
State Street Trust & Banking Co, Boston - 68,133
State Street Trust & Banking Co, Hong Kong - 20,000
State Street Trust & Banking Co, London - 100,967,933
Trust & Custody Services JP - 30,237
Northern Trust Company, London - 3,290,163
Vorarlberger Landes-und Hypothekenbk Akti - 133,987
Invesco PowerShares Capital Management LLC Limited - 521,147
Invesco PowerShares Capital Management Ireland Ltd. - 697,979
Norddeutsche Landesbank Girozentrale - 113,559

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

This disclosure is being made under DTR 5.6 following receipt of the notification in the post on 8 March 2012.

Enclosure 3

Tuesday 13 March 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 873,953 ordinary shares at a minimum price of  61 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 368,481,640 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,782,745,389.

The above figure (7,782,745,389) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Enclosure 4

Tuesday 20 March 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 812,358 ordinary shares at a minimum price of  61  pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 367,669,282 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,783,557,747.

The above figure (7,783,557,747) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

Tuesday 27 March 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,079,996 ordinary shares at a minimum price of  61  pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 366,589,286 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,784,637,743.

The above figure (7,784,637,743) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Enclosure 6

Friday 30 March 2012

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 March 2012 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 366,589,286 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,784,637,743

The above figure (7,784,637,743) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 7

Monday 2 April 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 230,984 ordinary shares at a minimum price of  192 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 366,358,302 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,784,868,727.

The above figure (7,784,868,727) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

Tuesday 3 April 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,941,531 ordinary shares at a minimum price of  Nil pence per share and a maximum price of 185 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 364,416,771 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,786,810,258.

The above figure (7,786,810,258) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Enclosure 9

Wednesday 11 April 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 220,647 ordinary shares at a minimum price of  61 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 364,196,124 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,787,030,905.

The above figure (7,787,030,905) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Enclosure 10

Tuesday 17 April 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 40,661 ordinary shares at a minimum price of  61 pence per share and a maximum price of 208 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 364,155,463 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,787,071,566.

The above figure (7,787,071,566) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Enclosure 11

Tuesday 24 April 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 59,392 ordinary shares at a minimum price of 124 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 364,096,071 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,787,130,958.

The above figure (7,787,130,958) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Enclosure 12

Monday 30 April 2012

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 April 2012 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 364,096,071 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,787,130,958

The above figure (7,787,130,958) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 13

Tuesday 1 May 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 79,779 ordinary shares at a minimum price of  61 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 364,016,292 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,787,210,737.

The above figure (7,787,210,737) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 08 May 2012